UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

________________________

Hyperscale Data, Inc.

(Name of Subject Company (Issuer)

AULT & COMPANY, INC.

(Name of Filing Persons (Offeror)

Common Stock

(Title of Class of Securities)

09175M804

(CUSIP Number of Class of Securities)

Milton C. Ault III

Chairman & CEO

Ault & Company, Inc.

11411 Southern Highlands Parkway, Suite 330

Las Vegas, NV 89141

(949) 444-5464

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Kenneth A. Schlesinger, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

________________________

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13E-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Ault & Company, Inc. Announces Abandonment of Dutch Tender Offer to Acquire Shares of Common Stock of Hyperscale Data, Inc.

LAS VEGAS--(BUSINESS WIRE) – January 2, 2025 – Ault & Company, Inc. (“Ault & Company”), today announced its abandonment of its planned cash tender offer to purchase up to 111,000 shares of Class A Common Stock, $0.001 par value per share (“Common Stock”), of Hyperscale Data, Inc., a Delaware corporation (“Hyperscale Data”), at a price not greater than $10.00 nor less than $7.50 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest, in order to enable Ault & Company to pursue transactions under the recently executed securities purchase agreement with Hyperscale Data, pursuant to which Ault & Company has the right to purchase up to $25 million in shares of Hyperscale Data’s Series G Convertible Preferred Stock in compliance with the federal securities laws.

Ault & Company continues to believe that the current stock price of the Common Stock is below Hyperdrive Data’s long-term intrinsic value per share and believes that an investment in the Preferred Shares demonstrates the continued commitment of Ault & Company to supporting Hyperscale Data and its stockholders. Ault & Company may consider revisiting a tender offer once the purchase of the Preferred Shares is completed, however there can be no assurance thereof. Any potential future tender offer would be subject to Ault & Company board approval (including an evaluation of the then current market price of the Common Stock), regulatory approval and other customary closing conditions. Details regarding any potential future tender offer, if commenced, would be filed with the Securities and Exchange Commission (the “SEC”) and distributed to Hyperscale Data’s stockholders.

The principal business of Ault & Company is investing in securities. Ault & Company, together with its affiliates (including, Milton C. Ault III, Hyperscale Data’s Executive Chairman, William Horne, Hyperscale Data’s Chief Executive Officer and Vice Chairman and Henry Nisser, Hyperscale Data’s President and General Counsel), beneficially own approximately 91.7% of Hyperscale Data’s outstanding shares of Common Stock, primarily through the ownership of Series C Convertible Preferred Stock and warrants to purchase Common Stock.

This press release is for informational purposes only and shall not constitute an offer to buy or sell Common Stock or any other securities.

Ault & Company Investor Contact

ir@aultandcompany.com

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